[Morrow & Company letterhead]




June 18, 1996



Securities and Exchange Commission
Washington, D.C.  20549

In regard to the Form 8-K filed for Mimbres Valley Farmers
Association, Inc. with the SEC on June 11, 1996, I herewith tender my response.

During the past twenty-four months, there have been no disagreements between Morrow & Company, CPA's and Mimbres Valley Farmers Association, Inc. concerning accounting and financial disclosures. Item 4 of Form 8-K states "Morrow had not expressed any concern or reservation to Mimbres about Mimbres' business or financial affairs". The only concerns I have expressed was during the discussion of the March 31, 1996 financial statements at the quarterly board meeting. I advised the board to monitor the general and administrative expenses closely. The G & A expenses have increased substantially during the quarter due to the opening of the new True Value Hardware store, but these expenses need to be controlled now that the move is essentially complete. I also reminded the board of the opening of Peppers Supermarket and that the new competition could adversely affect the rate of growth Farmers has been experiencing in net sales.

I agree with all other statements made in the Form 8-K filed by Mimbres Valley Farmers Association, Inc. in response to Item
304(a).

If more information is needed, please contact me at your convenience.

Sincerely



Harold C. Morrow, CPA